EXHIBIT 99.1

Ramat Gan, Israel, September 19, 2011 - B Communications Ltd. (NASDAQ: BCOM) reports that on September 15, 2011, its controlled subsidiary, Bezeq - The Israel Telecommunication Corp. Ltd. (“Bezeq”), received a notice from its subsidiary, Bezeq International Ltd., that an appeal was filed on September 4, 2011 with the Supreme Court relating to a ruling of The Jerusalem District Court dismissing a claim and a motion to certify the claim as a class action.

The claim, which was filed against Bezeq International in 2009, involves the assertion that Bezeq International unlawfully raised its internet access rates after the first year of activity and that charges were issued for unordered services. The class action claim amount was estimated by the Plaintiff at approximately NIS 217 million.